SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           Mitel Networks Corporation
         (Name of Subject Company (issuer) and Filing Person (offeror))

               Options to Purchase Common Shares without Par Value
                         (Title of Class of Securities)

                                       N/A
                (CUSIP Number of Class of Underlying Securities)

                                  Ed Silberhorn
                  U.S. General Counsel and Corporate Secretary
                           Mitel Networks Corporation
                                350 Legget Drive
                         Ottawa, Ontario, Canada K2K 2W7
                                 (613) 592-2122
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                             Denise M. Tormey, Esq.
                              Stephen E. Fox, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 768-6700

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction valuation(1)                    Amount of filing fee(2)
--------------------------------------------------------------------------------
             $10,858,604                                    $879
--------------------------------------------------------------------------------

----------
(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 13,101,574 shares of common stock of Mitel Networks Corporation having an aggregate value of $10,858,604 as of December 19, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

| | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form of Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

| |   going-private transaction subject to Rule 13e-3.

| |   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1. Summary Term Sheet.

      The information set forth under "Summary of Terms" in the Offer to Exchange Outstanding Options to Purchase Common Stock dated December 23, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) The name of the issuer is Mitel Networks Corporation, a Canadian corporation (the "Company"), and the address of its principal executive offices is 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7. The telephone number of its principal executive offices is (613) 592-2122.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees to exchange outstanding options to purchase shares of the Company's common shares without par value, that were granted under the Company's Employee Stock Option Plan for new options to purchase common shares that will be granted under the same plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form attached hereto as Exhibit (a)(5).

            As of December 19, 2003, there were outstanding options to purchase 15,183,594 shares of the Company's common stock, of which options to purchase 13,101,574 shares are eligible for exchange pursuant to the Offer.

            The information set forth in the Offer to Exchange under Section 2 ("Eligibility") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Shares") is incorporated herein by reference. No trading market exists for the options eligible for exchange.

Item 3. Identity and Background of Filing Person.

      (a) The Company is also the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Mitel Networks Corporation") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer"), Section 2 ("Eligibility"), Section 3 ("Number of Options"), Section 4 ("Procedures for Participating in the Offer"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 9 ("Consideration; Terms of New Options"), Section 12 ("Accounting Consequences of the Offer") and Section 14 ("Material Tax Consequences") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer") and Section 12 ("Accounting Consequences of the Offer") is incorporated herein by reference.

      (b) The  information  set forth in the Offer to Exchange  under  Section 5
("Acceptance   of  Options  for  Exchange  and  Issuance  of  New  Options")  is
incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Shares") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a) The information set forth in the Offer to Exchange under Section 9 ("Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

      (b) Not applicable.

      (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

      (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

      (a) The information set forth in the Offer to Exchange under Section 15 ("Fees and Expenses") is incorporated herein by reference.

Item 10. Financial Statements.

      (a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information Concerning Mitel Networks Corporation") and (ii) on pages F-1 through F-46 of the Company's Annual Report on Form 20-F for the fiscal year ended April 27, 2003 is incorporated herein by reference, and is available over the internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting the Company at Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7, (613) 592-2122.

      (b) Not applicable.

Item 11. Additional Information.

      (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Section 13 ("Legal Matters; Regulatory Approval") is incorporated herein by reference.

      (b) Not applicable.

Item 12. Exhibits.

(a)(1)      Offer to Exchange dated December 23, 2003

(a)(2)      Letter to United Kingdom Employees announcing the Exchange Offer

(a)(3)      Email to Non-United Kingdom Employees announcing the Exchange Offer

(a)(4)      Form of Email Auto Receipt confirming electronic delivery

(a)(5)      Form of Election Form

(a)(6)      Form of Withdrawal Form

(a)(7) Form of Optionee Statement, including statement of employee stock option holdings

(a)(8)      Form of Letter accompanying Optionee Statement

(a)(9)      Frequently Asked Questions about the Exchange Offer

(a)(10)     Slide Show Presentation about the Exchange Offer

(a)(11)     Form of Confirmation of Election and Promise of Grant of New Options

(a)(12)     Form of Grant Letter

(a)(13) Mitel Networks Corporation's Annual Report on Form 20-F for the fiscal year ended April 27, 2003, filed with the SEC on August 1, 2003 (incorporated herein by reference)

(b)         Not applicable

(d)(1)      Mitel Networks Corporation's Employee Stock Option Plan

(g)         Not applicable

(h)         Not applicable

Item 13. Information Required by Schedule 13E-3.

      (a) Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Mitel Networks Corporation

                                                  By:    /s/ Donald W. Smith
                                                         -----------------------
                                                  Name:  Donald W. Smith
                                                  Title: Chief Executive Officer

Date: December 23, 2003

                                INDEX TO EXHIBITS

Exhibit Number    Description
--------------    -----------

(a)(1)            Offer to Exchange dated December 23, 2003

(a)(2)            Letter to United  Kingdom  Employees  announcing  the Exchange
                  Offer

(a)(3)            Email to Non-United Kingdom Employees  announcing the Exchange
                  Offer

(a)(4)            Form of Email Auto Receipt confirming electronic delivery

(a)(5)            Form of Election Form

(a)(6)            Form of Withdrawal Form

(a)(7) Form of Optionee Statement, including statement of employee stock option holdings

(a)(8)            Form of Letter accompanying Optionee Statement

(a)(9)            Frequently Asked Questions about the Exchange Offer

(a)(10)           Slide Show Presentation about the Exchange Offer

(a)(11)           Form of  Confirmation  of Election and Promise of Grant of New
                  Options

(a)(12)           Form of Grant Letter

(a)(13) Mitel Networks Corporation's Annual Report on Form 20-F for the fiscal year ended April 27, 2003, filed with the SEC on August 1, 2003 (incorporated herein by reference)

(b)               Not applicable

(d)(1)            Mitel Networks Corporation's Employee Stock Option Plan

(g)               Not applicable

(h)               Not applicable

                                    Index - 1